Exhibit (a)(1)(viii)

From: OptionExchange@dish.com

Re: [The subject will be the same subject as in the email received]

You have received this email because you sent an email to OptionExchange@dish.com. This email address is currently ONLY being used for submitting Election Forms and is not being used for submitting questions regarding the Offer to Exchange.

If you properly submitted an Election Form, your Election Form will be processed and you will receive a confirmation email within one (1) business day. The confirmation email will set forth your election (whether you consent to an adjustment) with respect to each Eligible Incentive Stock Option grant(s) for which you properly submit an Election Form. Please review this confirmation email to ensure it accurately reflects your election.

If you do not properly submit your Election Form, you will not receive a confirmation email. If you do not receive a confirmation email, it is your responsibility to confirm that your Election Form has been received by contacting us via e-mail at Stock.Options@dish.com, which is the preferred method, or by calling the Offer to Exchange information line at 1-855-256-0682.

If you have additional questions after receiving the confirmation, please send an email to Stock.Options@dish.com, which is the preferred method, or call the Offer to Exchange information line at 1-855-256-0682.